British Columbia Securities Commission SEDAR Electronic Correspondence	P. O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver, British Columbia V7Y 1L2 CANADA Telephone: (604) 899-6500 Fax: (604) 899-6506 (BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES

AND

IN THE MATTER OF

FRONTEER DEVELOPMENT GROUP INC.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus of the above issuer dated February 21, 2007.

DATED at Vancouver, British Columbia on February 21, 2007.

Manuele N. Albrino
Manuele N. Albrino, CA
Senior Securities Analyst
Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1053574